FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
      New US Airways Livery Unveiled!
Five cities, 2,800 miles, 16 hours, thousands of America West and US Airways employees, a hundred-or-so members of the media, three mayors, two congressmen, four water-cannon salutes — all of this was part of one very busy day for N109UW — the first aircraft to sport the new US Airways livery, which made its debut in Philadelphia at a dawn ceremony at US Airways gate A17.
Each airport, which, in order of events included Philadelphia, Pittsburgh, Charlotte, Las Vegas and Phoenix, prepared a special welcome for the new livery. With the exception of Phoenix, which put on an outdoor event at the company hangar, events were held in gate areas jam-packed with onlookers, employee participants, media, curious passengers and government and airport dignitaries. Everyone — even customers passing by on their way to connecting gates — were anxious to get a first glimpse as flight 9090 — the number assigned to the special livery tour — taxied in and deplaned its passengers and crew.
On board was the energy — and history — of a group of nearly 50 employees of both airlines, all of whom volunteered their time to travel throughout the day. Along with their colleagues on the ground, they were invited to sport uniforms from the past to echo a key mission of the new livery — honoring the main airlines that together will form the future of new US Airways. As Doug Parker said, “The ‘retro’ employees were absolutely the highlight of the day, as they reminded us to celebrate our individual pasts while looking toward a collective bright future.”
continued on page 4...
TABLE OF CONTENTS

Retro Livery	Page 2
Livery Day Photos	Page 3
Livery Day Route Map	Page 4
Recent FAQs	Page 5
Where’s My Pin?	Page 6
Media Recap	Page 6
RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They’re there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

August 26,2005	An America West Employee Publication	Plane Deal Issue Fifteen

New US Airways Goes ‘Retro’
Hot pants, smocks, white gloves, and jumpsuits...is it an aviation fashion show or a look back at employees who make up US Airways’ past? The latter (who are still fortunate enough to fit in their old uniforms) were on board as the newly-painted US Airways aircraft flew from city to city to celebrate with employees around the system.
The stars of the show — about 35 employees from Allegheny, Piedmont, PSA, and America West — went on tour for a day, sharing stories and hosting impromptu fashion shows — to assist Doug Parker and Bruce Lakefield as they unveiled, first, the new US Airways livery, then, the “throwback liveries,” featuring the airlines of their pasts. As Doug said, “Not only did the retro employees lead us on a walk through memory lane, but they also demonstrated just how diverse — and how important — our combined airline’s history truly is.”

Livery Photos

For more photos, visit www.awaCompass.com

We'd like to extend a big THANK YOU to all of the employees who sent in photos!

US AIRWAYS

PLANE DEAL 3

New US Airways Livery ...continued from page 1
Employees in five cities — and from throughout the system — responded to the invitation with enthusiasm, and a breathtaking array of uniforms were on display, from the hot pants and purple tones of PSA to different shades of maroon from vintage America West uniforms. As pilots, flight attendants (or stewards and stewardesses, as they were once called), mechanics, and ground workers in retro uniforms mingled with each other both on board and on the ground, several legendary eras of aviation seemed to be resurrected for one anachronistic moment in time.
At Pittsburgh’s gate 33, employees gathered in the area, waiting for the aircraft to arrive. A cake bearing the Heritage logo caused a buzz while the plane was still several thousand feet in the air.
More than any other aspect of the livery — including the enduring name of US Airways and the waving flag stripes that evoke America West’s current livery — the Heritage logo serves as a constant reminder of how the new livery of US Airways is intended to project a daily, visual message to everyone who sees it: employees of varied pasts can work together to provide themselves with a brighter future.
“It was clear to me that employees from these [PSA, Piedmont, Allegheny] airlines, even though they now fly under the US Airways name, continue to recognize and pay homage to their pasts. As I talked to America West employees, I heard similar comments. Like others who have gone through an airline merger, our employees also want a way to hold onto something ‘America West.’ The Heritage logo is intended to honor our individual pasts while focusing on the bright future that we, collectively, have ahead of us,” said Doug.
After packed gate events at the first four cities of the tour, flight 9090 descended on America West’s home airport, which enjoyed the largest turnout — an outdoor celebration at the airline’s hangar that began when the flight taxied in under a water-cannon salute and went on until after dark. Employees and their families, members of the media, the mayors of Phoenix and Tempe, and other dignitaries had an opportunity to view the livery up close.
As darkness fell, employees were still queued up to board the plane for an even closer inspection before it was buttoned up and returned to service back east. If the merger continues on course, they will have more and more such opportunities in the future, as the company expects to have the combined fleet dressed in the new livery over the next two to three years.

FAQs From
YOU
The channels of communication
are open and employees
are using them to ask good
questions. Here are some
recently submitted questions:
Q. In cities that are served by both airlines can we expect to see a reduction of inbound/ outbound flights to those cities?
A: You may see a reduction of flights throughout the system (that’s the combined system) primarily due to the aircraft that are leaving the fleet; however, no specifics have been announced. As we mentioned in May, the combined company will be returning approximately 59 aircraft in the combined fleet between now and the first part of 2006.
Q: Who will handle our maintenance in Hawaii?
A: With only a single flight to Oahu and a single flight to Maui it’s better to outsource work to the stations in Hawaii, rather than staff the area with AWA employees. In the event that we increase our number of flights to the Hawaiian Islands we’ll revisit the way the station is staffed.
Q. Do we anticipate any business relationship changes with Mesa Airlines after the merger is complete?
A: Right now, plans have remained more or less the same since the May 19 announcement. We fully expect to have a continued relationship with Mesa Airlines as a provider of Express service. The nature of that relationship has yet to be determined, but since Mesa currently operates as both America West Express and US Airways Express, it is likely that service will remain to support the mainline flights as they do today.
Q. When should shareholders expect to receive information about the September 13 vote?
A: By the end of the month, at the latest, everyone should have received his or her materials. The majority should have received by the end of this week. If a shareholder has not received their material by the end of the month, they should contact Computershare at (800) 926-5864.
Q. It seems that all the management is very positive and excited about this merger. I am starting to get that way also. Is the company going to offer any discounted stock options to employees in the new company?
A: This is commonly known as an Employee Stock Purchase Program and neither US Airways nor America West currently has such a program in place; also, no determination has been made for the combined company. Frankly, these types of programs have become less and less popular as a result of the unfortunate realities of Enron, WorldComm, etc., in which employees were highly vested in their company’s stock, only to lose it all. Because of those situations, there are now much more rigorous and costly administrative issues that involve record keeping, compliance, tax accounting, etc. We’ll keep you posted as we learn more about this issue.
Q: Why didn’t the plane go to DCA, since US Airways’ headquarters is right nearby?
A: We had to keep Tuesday’s schedule to five cities, due to time restraints, and we decided that those stops should be at the cities with the most operational employees. But on Thursday, the plane’s regular service included a stop at DCA, where US Airways employees met the plane.
Photos Form DCA
PLANE DEAL 5

I Didn’t Get A Pin!
Fear not, loyal pin collectors. On Tuesday, about 5,000 employee of both airlines received pins touting the new Heritage logo; however, if you haven’t received one, you’re still in luck. Limited quantities were produced for the unveiling celebration; however, far more are being created — as you read this — and will be distributed to employees system-wide (that’s system-wide for the combined airline).
We expect that production will be complete by close date, so look for news to come on the pins’ arrival and distribution. And thanks to everyone for your patience.
Meet the Artists
America West’s own creative services team, led by Director Rusty Falk, are to thank for the new livery, the Heritage liveries, and the Heritage logo. As Doug Parker said on Tuesday, the airlines didn’t enlist the help of high-priced consultants; rather, we kept this project close to home. Congratulations and thank you to America West’s outstanding creative services team, who worked closely with US Airways and enlisted the opinions of employees from both companies.
“It’s just a turning point in our airline
and I just want to be part of it.”
- Jason Hardie, US Airways Flight
Attendant, on attending the new livery
unveiling in Philadelphia
“If they treat their employees as well as
the job they did in picking these colors, I
think we’ll be OK.”
- Tracy Myers, America West Flight
Attendant, on the new livery unveiling in
Phoenix
Following is legal language, which we’rerequired to print on each internal and external publication related to the merger.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affec t the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction .
P L A N E D E A L

AUGUST 26, 2005 ISSUE FIFTEEN
Plane Deal is a weekly publication created by
Corporate Communications to keep employees
informed during the merger process.
Editor : Peggy Sailer
Contact: (480) 693-3770
merger@americawest.com
PLANE DEAL 6

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.